January 13, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. Ruairi Regan

Re:                             General Moly, Inc.
Registration Statement on Form S-3
Filed December 5, 2013
File No. 333-192668

Dear Mr. Regan:

General Moly, Inc., a Delaware corporation (the “Company”), hereby responds to the comments received by the Company from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 12, 2013 (the “Comment Letter”) with respect to the above-referenced filing.  For your convenience, we have restated the comment from the Comment Letter below, followed by the Company’s response.

General

1.                                      We note that you are registering debt securities and guarantees of the debt securities by one or more of your subsidiaries as part of your unallocated shelf offering. Please add the subsidiary guarantors as registrants to the registration statement. Please also tell us how you complied with Rule 3-10 of Regulation S-X in assessing the level of financial information that should be presented for each of these subsidiaries.

Response: In response to the Staff’s comment, the Company has removed the guarantees of debt securities from the Registration Statement and deleted all references to subsidiary guarantees from the prospectus.  As a result, the Company is not required to include financial information with respect to subsidiaries under Rule 3-10 of Regulation S-X.

***

In responding to the Commission’s comments, the Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss the above response or any other matter, please contact the undersigned at (303) 928-8593 or our outside securities counsel, Charles D. Maguire, Jr. or Jennifer A. D’Alessandro of Bryan Cave LLP, at (303) 866-0550 or (303) 866-0635, respectively.

Sincerely,

/s/ David A. Chaput

David A. Chaput
Chief Financial Officer

cc:	John Reynolds
Brigitte Lippman
R. Scott Roswell
Charles D. Maguire, Jr.
Jennifer A. D’Alessandro